Balance Sheet Comparison

PINGREE MFG L3C

As of December 31, 2025

DISTRIBUTION ACCOUNT	TOTAL	
	AS OF DECEMBER 31, 2025	AS OF DECEMBER 31, 2024 (PY)
Assets		
Current Assets		
Bank Accounts		
Carbon Footprint Offset	2,832.02	2,257.85
Cash - Change Fund	500.00	500.00
Cash - Credit Union One	17,301.80	129,230.27
Cash - Credit Union One Savings	74,823.78	20,453.20
Cash - Pay Pal	-289.88	103.53
Cash - Savings for Loans Payable	0.08	0.08
Checking	60,046.12	
Total for Bank Accounts	**$155,213.92**	**$152,544.93**
Accounts Receivable		
Other Current Assets		
Advanced Payroll	0.00	0.00
Employee Advances	0.00	0.00
Uncategorized Asset	0.00	0.00
Undeposited Funds	0.00	0.00
Total for Other Current Assets	**$0.00**	**$0.00**
Total for Current Assets	**$155,213.92**	**$152,544.93**
Fixed Assets		
Accumulated Depreciation - Leasehold	-6,738.04	-5,254.00
Accumulated Depreciation - M&E	-19,307.00	-15,551.00
Accumulated Depreciation - Vehicle	-345.00	-2,844.33
Leasehold Improvements	20,799.88	20,799.88
Machinery & Equipment	26,642.76	26,407.87
Vehicle	26,707.44	7,420.00
Total for Fixed Assets	**$47,760.04**	**$30,978.42**
Other Assets		
Loan Origination Fees	0.00	0.00
Security Deposit	0.00	0.00
Total for Other Assets	**$0.00**	**$0.00**
Total for Assets	**$202,973.96**	**$183,523.35**

Balance Sheet Comparison

PINGREE MFG L3C

As of December 31, 2025

DISTRIBUTION ACCOUNT	TOTAL	
	AS OF DECEMBER 31, 2025	AS OF DECEMBER 31, 2024 (PY)
Liabilities and Equity		
Liabilities		
Current Liabilities		
Accounts Payable		
Credit Cards		
Credit Card	2,201.18	2,569.50
Total for Credit Cards	**$2,201.18**	**$2,569.50**
Other Current Liabilities		
Customer Deposits - Backorders	9,510.58	9,719.70
Garnishments Payable	0.00	0.00
Loan Payable - Jarret Schlaff	850.00	850.00
Michigan Department of Treasury Payable	0.00	0.00
Out Of Scope Agency Payable	0.00	0.00
Sales Tax Payable	8,041.18	3,900.30
Total for Other Current Liabilities	**$18,401.76**	**$14,470.00**
Total for Current Liabilities	**$20,602.94**	**$17,039.50**
Long-term Liabilities		
Loan Payable - Auto	25,996.91	4,569.58
Note Payable - Bedrock Community Dev	0.00	0.00
Note Payable - Makers Environment Fund	64,581.10	94,581.10
Total for Long-term Liabilities	**$90,578.01**	**$99,150.68**
Total for Liabilities	**$111,180.95**	**$116,190.18**
Equity		
Retained Earnings	0.00	-0.00
Net Income	9,509.84	-12,526.65
Members Equity - 2024 Crowdfund Pool	111,664.30	111,664.30
Members Equity - D. Achatz (5.2%)	15,525.00	15,525.00
Members Equity - Edwards (17.2%)	50,000.00	50,000.00
Members Equity - J. Schlaff (9.0%)	-125,381.13	-112,854.48
Members Equity - M. Muha (5.2%)	15,525.00	15,525.00
Members Equity - S. Maney (0.95%)	14,950.00	
Members Equity - Worker Owners	0.00	0.00
Opening Balance Equity	0.00	0.00
Total for Equity	**$91,793.01**	**$67,333.17**
Total for Liabilities and Equity	**$202,973.96**	**$183,523.35**